Exhibit 99.1

Siyata Mobile to Participate in the 2022 Virtual Growth Conference

Presented by Maxim Group LLC and hosted by M-Vest on

March 28th – 30th from 9:00 a.m. - 5:00 p.m. EDT

Vancouver, BC – March 16, 2022 -- Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announced today that it has been invited to present at the 2022 Virtual Growth Conference, presented by Maxim Group LLC and hosted by M-Vest, on March 28th - 30th from 9:00 a.m. - 5:00 p.m. EDT.

Daniel Kim, Vice President of Corporate Development will deliver his corporate presentation on Tuesday, March 29, 2022 at 10:00 AM ET.

During this virtual conference, investors will hear from executives from a wide range of sectors including Biotech, Clean Energy, Electric Vehicles, Financial Services, Fintech & REITS, Gaming & Entertainment, Healthcare, Healthcare IT, Infrastructure, Shipping and Technology/ Media/Telecom. The conference will feature company presentations, fireside chats, roundtable discussions, and live Q&A with CEOs moderated by Maxim Research Analysts.

“The Maxim Group has been a tremendous partner for Siyata and we are delighted to participate in this high quality event with their investors.” said Mr. Seelenfreund.

Siyata’s rugged Push-to-Talk (PTT) devices provide workers with nationwide communication at the push of a button, ensuring safe and efficient communication for first responders and public safety workers. The Company’s customers include cellular operators, commercial vehicle technology distributors, and fleets of all sizes in Canada, the United States, Europe, Australia, and the Middle East.

The Virtual Growth Conference will be live on M-Vest. To attend, sign up to become an M-Vest member.

Click Here to Reserve your seat.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations:

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “aims,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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